December 13, 2010

Mr. Peter Nachtwey
3303 Water Street NW
Unit 7-L
Washington, DC 20007

Dear Pete,

       This letter will confirm the offer of employment that Legg Mason & Co., LLC has made to you. We have offered to employ you as the Chief Financial Officer in the Baltimore, Maryland corporate office at a semi-monthly salary of $14,583.34 ($350,000 annually). You will receive a one time sign-on cash award in the amount of $500,000, less applicable taxes that will be included in your first paycheck. If within thirty-six (36) months of your date of hire, your employment is terminated by the Company, or by its successors or affiliates, for cause (as defined in the attached "Explanation of Incentive Compensation Awards"), you will be responsible for repaying a pro-rated amount of the sign-on award, plus all collection costs (including attorneys' fees) incurred in connection therewith. The pro-rated amount will be based on months worked.

       You will be granted Legg Mason restricted stock in the amount of $250,000 and stock options in the amount of $250,000. The expected date of this grant is the first of the month following your hire date. The terms and conditions of this award will be in accordance with the relevant plan documents.

       For performance year ending March 31st, 2011, subject to the terms set forth above, the total value of your incentive compensation award will be $325,000 cash, less applicable taxes and other required deductions, $125,000 of restricted stock, and $125,000 in stock options. Guaranteed bonus awards are null and void if prior to the normal payment date for the bonus you are terminated "For Cause" as defined on the Explanation of Incentive Compensation Awards document attached to this letter or you voluntarily resign. In addition, for future performance cyles, you are eligible for an annual cash target of $1,300,000 and an annual equity target of $1,000,000. This targeted bonus award is discretionary and contingent upon Company performance and, of course dependent upon your continued employment at the time of payment, as permitted by all State and Federal laws. Any incentive compensation will be awarded pursuant to the incentive and restricted stock or other deferred compensation program(s) in effect at the time of payment, and may consist of a cash bonus, or a combination of cash and shares of restricted stock or other deferred compensation.

i.   A general overview of incentive compensation awards is attached to this letter. The compensation package including deferred and future payments is dependent upon your continued employment at the time of payment unless State or Federal laws specifically provide otherwise.

ii.   Legg Mason employees are paid on the 15th and the last day of the month. If the 15th or the last day of the month falls on a weekend day or a holiday, you will be paid on the last work day before the designated pay day.

iii. You will be eligible for all Company benefits generally available to full-time regular employees and be subject to all policies and practices of the Company as articulated in the Legg Mason employee handbook (available electronically on the Company's intranet site and updated from time to time, with or without notice, for which you are responsible for understanding), and other communications. One benefit includes Paid Time Off (PTO). It is important to note that there are cases where accrued but unused PTO is not paid at the time of separation. The full PTO policy is enclosed here.

iv. While you are employed by Legg Mason, its successors and affiliates, and for a twelve (12) month period following the termination of your employment for any reason, you agree that you will not directly or indirectly solicit any business from any client of the Company or its affiliates. During this period, you further agree that you will not directly or indirectly encourage the termination or reduction of any business that the Company or its affiliates has with any such client. Your agreement not to solicit means that for twelve (12) months following your termination date, you will not initiate contact or communication of any kind for the purpose of inviting, encouraging or requesting any such client to (a) transfer an existing account from the Company or its affiliates to you or any third party, (b) open a new account with you or any third party, or (c) surrender, redeem or terminate any product, service or relationship with the Company or its affiliates. Additionally, while you are employed by Legg Mason, its successors and affiliates, and for a twelve (12) month period following the termination of your employment for any reason, you agree that you will not directly or indirectly solicit or encourage any employee of the Company or its affiliates to terminate his/her employment and become employed elsewhere. Your signature below constitutes your acknowledgement of, and agreement with, these terms.

v. It is important to note that due to regulatory considerations, Legg Mason monitors the personal trading activities of its employees to ensure that all such employees act in a manner consistent with the best interests of the clients of Legg Mason and its affiliates. As a Legg Mason employee, you will receive training during Orientation regarding the requirements applicable to you under Legg Mason Code of Ethics. In particular, one requirement of which you should be aware before accepting employment with Legg Mason is that, with few exceptions, any brokerage accounts through which you trade must be maintained with one of the following firms: Ameriprise Financial, Charles Schwab, E*Trade, Fidelity Investments, Janney Montgomery Scott, Merrill Lynch, Morgan Stanley, Robert W. Baird & Co., Scottrade, Smith Barney, T. Rowe Price, TD Ameritrade, UBS, Wachovia, or directly held Legg Mason Funds and Legg Mason Partner Fund Accounts. These firms have established the required electronic trade feeds into the Legg Mason Compliance Department needed for monitoring purposes under the Legg Mason Code of Ethics.

This offer is contingent upon the following:

- A satisfactory reference check
- Proof of right to work; satisfaction of (I-9) requirements
- Verification of the information you have provided

- A satisfactory background check (including but not limited to criminal, education,credit, and employment verification)
- Eligibility to be employed by Legg Mason as defined by applicable securities laws and regulations promulgated thereunder.

If any of these contingencies are not met, the offer of employment may be rescinded or, if you already have started working, your employment may be terminated immediately.

While it is our hope and expectation that you will have a long and rewarding career at Legg Mason, you should understand that this constitutes an offer of "employment at will," which means that, at any time after the commencement of your employment and for any reason or for no reason at all, you may voluntarily terminate your employment, and Legg Mason may terminate your employment without further obligations to you. Any oral statements or representations to the contrary are expressly disavowed.

Pete, we are truly excited about the possibility of you joining Legg Mason. Please let us know if you are accepting this offer within 5 business days; the offer is withdrawn if not accepted within this time period. Should you have any questions, please call me at 410-454-3245.

Sincerely,

Patricia Lattin
Head, Global Human Resources

ACKNOWLEDGED AND ACCEPTED BY: /s/ Peter H. Nachtwey   DATE: 12/13/2010